Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen Enhanced Municipal Value Fund
811-22323


The Board of the above referenced Fund approved changes to the Funds investment policies regarding AMT securities. The Fund changed an existing AMT policy that the Fund will invest no more than 30% in AMT-eligible municipal securities to the Fund will invest no more than 20% in AMT-eligible municipal securities.